Exhibit 99.1

No. 12/08

IAMGOLD REPORTS ON MANDATE PASSED IN ECUADOR

Toronto, Ontario, April 18, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) reports that a mandate has been passed by the Constituent Assembly in Ecuador which may result in the suspension of large-scale mining exploration projects in the country for 180 days.  The Company is closely monitoring the situation and will seek clarification from authorities of any potential impact on its Quimsacocha project located in Ecuador.  IAMGOLD is committed to working with the government and people of Ecuador to achieve a modern, sustainable mining industry, which will play an important role in the future growth of the country.   In the meantime, the Company is in a position to advance the work necessary to complete the prefeasibility study scheduled for July 2008.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.